United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 4, 2019

Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

4 October 2019

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Transactions in Own Shares

The Company announces that it has purchased the following number of its ordinary shares of EUR 0.01 each through Credit Suisse Securities (USA) LLC. The purchased shares have all been cancelled.

These share purchases form part of the Company's existing buyback programme, as announced on 12 September 2018, in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 29 May 2019 (the "Buyback Programme"). The Company will make further announcements in due course following the completion of any further purchases pursuant to the Buyback Programme.

USX purchases

Daily aggregated information by trading venue

Date of purchase	Aggregate number of ordinary shares of EUR 0.01 each purchased	Highest price paid per share (USX)	Lowest price paid per share (USX)	Volume weighted average price paid per share (USX)	Trading venue
30 September 2019	3,246	55.95	55.54	55.707566	BATS Global Markets (“BATS”)
30 September 2019	800	55.95	55.65	55.817500	Boston Stock Exchange (“BSE”)
30 September 2019	100	55.63	55.63	55.630000	BATS Global Markets Secondary Exchange (“BYX”)
30 September 2019	10,500	55.97	55.62	55.761905	CFX Alternative Trading (“CFX”)
30 September 2019	2,900	55.69	55.63	55.675172	IEX (“IEXG”)
30 September 2019	111,351	55.99	55.5	55.770348	NASDAQ (“NASDAQ”)
30 September 2019	5,715	55.95	55.54	55.738465	New York Stock Exchange (“NYSE”)
30 September 2019	11,300	55.99	55.62	55.789381	OTC Markets (“OTC”)
30 September 2019	200	55.71	55.68	55.695000	NYSE Arca (“PSE”)
30 September 2019	200	55.89	55.65	55.770000	CBOE EDGA Equity Exchange (“XDEA”)
30 September 2019	1,688	55.99	55.62	55.837269	CBOE EDGX Equity Exchange (“XDEX”)
1 October 2019	537	56.11	55.83	55.902551	BATS
1 October 2019	300	55.93	55.92	55.923333	BSE
1 October 2019	400	56	55.6	55.800000	BYX
1 October 2019	2,390	55.91	55.58	55.885356	CFX

1 October 2019	1,972	56.12	55.9	56.025030	IEXG
1 October 2019	71,987	56.12	55.43	55.881642	NASDAQ
1 October 2019	100	55.6	55.6	55.600000	NYSE - National Exchange (“NSX”)
1 October 2019	5,299	56.12	55.47	55.910778	NYSE
1 October 2019	27,415	56.14	55.47	55.939885	OTC
1 October 2019	2,500	56.12	55.47	55.648000	PSE
1 October 2019	100	55.92	55.92	55.920000	XDEX
2 October 2019	1,637	55.69	54.95	55.127691	BATS
2 October 2019	2,948	56.06	54.93	55.355617	BSE
2 October 2019	1,171	56.05	54.92	55.217327	BYX
2 October 2019	2,800	56.055	54.91	55.160714	CFX
2 October 2019	4,307	55.81	54.96	55.150663	IEXG
2 October 2019	131,684	56.07	54.86	55.256223	NASDAQ
2 October 2019	9,196	55.93	54.96	55.232676	NYSE
2 October 2019	13,700	56.07	54.86	55.297701	OTC
2 October 2019	1,031	55.4	54.96	55.129166	PSE
2 October 2019	504	55.19	54.92	55.086508	XDEA
2 October 2019	1,022	55.22	54.93	55.054755	XDEX
3 October 2019	1,143	55.49	55.18	55.376990	BATS
3 October 2019	1,617	55.52	55.17	55.412962	BSE
3 October 2019	1,860	55.54	55.3	55.445484	BYX
3 October 2019	1,700	55.54	55.19	55.406765	CFX
3 October 2019	3,700	55.59	55.02	55.313108	IEXG
3 October 2019	99,878	55.59	55	55.415860	NASDAQ
3 October 2019	4,245	55.59	55.15	55.432294	NYSE
3 October 2019	32,548	55.59	55.02	55.409160	OTC
3 October 2019	2,099	55.59	55.06	55.444969	PSE
3 October 2019	10	55.48	55.48	55.480000	XDEA
3 October 2019	200	55.27	55.2	55.235000	XDEX

Transaction details

The table below contains detailed information of the individual USX trades made by Credit Suisse Securities (USA) LLC as part of the Buyback Programme.

Schedule of purchases

Shares purchased:	Coca-Cola European Partners plc (ISIN: GB00BDCPN049)
Dates of purchases:	30 September and 1, 2 and 3 October 2019
Investment firm:	Credit Suisse Securities (USA) LLC

Individual transactions

A full breakdown of the individual transactions can be viewed at:

https://www.ccep.com/system/file_resources/7231/191004_Weekly_Buyback_Programme_trade_details_calcs.pdf

COCA-COLA EUROPEAN PARTNERS PLC
Paul van Reesch
Deputy Company Secretary
+44 (0) 1895 231 313

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: October 4, 2019	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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